UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE

SECURITIES ACT OF 1934

For the Month of July 2005

Commission File Number: 000-32115

ENTERRA ENERGY TRUST

(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material contracts not previously filed.

EXHIBIT INDEX
SIGNATURES
Note Indenture dated November 25, 2003
Administration Agreement dated November 25, 2003
2nd Amended and Restated Agreement of Business Principles
Technical Services Agreement dated January 1, 2004
Arrangement Agreement dated August 20, 2004
Trust Unit Purchase Agreement dated April 22, 2005
Amendment Agreement dated July 6, 2005 to the Trust Unit Purchase Agreement

EXHIBIT INDEX

Exhibit No.	Description
99.1	Note Indenture dated November 25, 2003

99.2	Administration Agreement dated November 25, 2003

99.3	2nd Amended and Restated Agreement of Business Principles

99.4	Technical Services Agreement dated January 1, 2004

99.5	Arrangement Agreement dated August 20, 2004

99.6	Trust Unit Purchase Agreement dated April 22, 2005

99.7	Amendment Agreement dated July 6, 2005 to the Trust Unit Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By:

/s/ E. Keith Conrad
E. Keith Conrad
President and Chief Executive Officer
Date: July 15, 2005